

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

<u>Via E-mail</u>
Maurice B. Tosé
Chief Executive Officer, President and Chairman of the Board
Telecommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401

  Re: Telecommunication Systems, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 7, 2011
    File No. 000-30821

Dear Mr. Tosé:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kathleen Collins

      Kathleen Collins
      Accounting Branch Chief